

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510


03022721

June 2, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 10 2003
WASH. D.C. 188 SECTION

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release distributed on Monday, June 2, 2003.

Please call me at (416) 596-8020 with any questions.

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

dlw 6/19

82-5143

LINDSEY MORDEN GROUP INC.

News Release: June 2, 2003
Listed: The Toronto Stock Exchange
Stock Symbol: LM

FOR IMMEDIATE RELEASE

LINDSEY MORDEN COMPLETES ACQUISITION OF RSKCO SERVICES

Dateline – Toronto, Ontario

Lindsey Morden Group Inc. announces that its wholly-owned subsidiary, Cunningham Lindsey U.S., Inc., has completed the acquisition of RSKCo Services, Inc. from Continental Casualty Company, a subsidiary of CNA Financial Corporation on the terms described in the Corporation's press release of April 2, 2003.

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Stephen A. Eisenmann, Chairman and CEO of Cunningham Lindsey U.S., Inc. at (214) 488 6712 or Peter Fritze, Corporate Secretary of Lindsey Morden Group Inc. at (416) 596 8020.